Mail Stop 6010

April 21, 2008

William J. Gedwed
President and Chief Executive Officer
HealthMarkets, Inc.
9151 Boulevard 26
North Richland Hills, Texas 76180

Re: HealthMarkets, Inc.
Preliminary Proxy Statement on Schedule 14A, Filed April 14, 2008
File No. 1-14953

Dear Mr. Gedwed:

This is to advise you that we have limited our review of the above referenced proxy statement to only the issues identified below.

Schedule 14A
Proposal No. 2: Amendment to Certificate of Incorporation, page 33

1. Please indicate your current intentions or understandings to increase the board size and appoint and any particular individual to such positions if the proposal is ratified. If you have no current intentions or understandings to increase the board size or appoint any individuals to such positions, please provide a statement to that fact in your document.

2. Please also provide the current number of board positions available and the number of vacant board positions.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director